Exhibit 12.1

Seagate Technology and Its Predecessor
Computation of Ratio of Earnings to Fixed Charges
(In millions, except for ratio of earnings to fixed charges)

	Predecessor						Seagate Technology
	Fiscal Year Ended					July 1, 2000 to Nov. 22, 2000	Nov. 23 2000 to June 29, 2001	Year Ended June 28, 2002		Quarter Ended
Historical	July 3, 1998	July 2, 1999		June 30, 2000						Sept. 28, 2001		Sept. 27, 2002
Earnings:
Income (loss) before income taxes	$(722)	$275		$641		$(618)	$(101)	$239		$40		$113
Add back fixed charges:
Interest expense	51	48		52		24	54	69		21		10
Amortization of debt discount and debt issuance costs	—	—		—		—	5	8		2		2
Interest portion of rent expense	17	16		12		4	5	7		2		2

Adjusted earnings	$(654)	$339		$705		$(590)	$(37)	$323		$65		$127
Total fixed charges	$68	$64		$64		$28	$64	$84		$25		$14
Ratio of earnings to fixed charges		5.3	x	11.0	x			3.9	x	2.6	x	9.1	x
Deficiency of earnings to fixed charges	$(654)					$(590)	$(37)

	Seagate Technology
Pro Forma to reflect the refinancing in May 2002	Year Ended June 28, 2002
Earnings:
Income (loss) before income taxes	$339
Add back fixed charges:
Interest expense	56
Amortization of debt discount and debt issuance cost	2
Interest portion of rent expense	7

Adjusted earnings	$404
Total fixed charges	$65
Pro Forma ratio of earnings to fixed charges	6.2	x